February 16, 2004

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously engaged as the principal accountants for Vision Global Solutions, Inc. (the “Company”) We have read the Company’s statements included under Item 4 of its form 8-K dated February 17, 2004 and we agree with such statements except for the following:

1.	we are not in a position to agree or disagree with the Company’s statement that the change in auditors was approved by the Board of Directors of the Company;

2.	we are not in a position to agree or disagree with the Company’s statement that during the most recent two fiscal years and during any subsequent interim periods preceding the date of engagement of Malone & Bailey, PLLC (“M&B”), the Company has not consulted with M&B regarding any matter requiring disclosure under Regulation S-K, Item 304(a)(2).

/s/ Gilles Héon Chartered Accountant